



Southern Star Central Corp.
Southern Star Central Gas Pipeline, Inc.
4700 Highway 56
Owensboro, KY 42301

May 10, 2010

Jerry L. Morris
4429 Hillcrest Oaks
Owensboro, KY 42303

Dear Jerry:

This letter is being presented for your consideration as respects the current Employment Agreement "Agreement" between Southern Star Central Gas Pipeline, Inc. (SSCGP), a wholly-owned subsidiary of Southern Star Central Corp. (Company) and you, Jerry L. Morris, named "Executive" dated August 11, 2005, as amended January 1, 2009.

Pursuant to paragraph 4(a) of the original Agreement, dated August 11, 2005, language provides for its expiration concurrent with the fifth anniversary from that date, or August 11, 2010. SSCGP and Company desire to extend said Agreement until December 31, 2010. The Agreement will expire at midnight December 31, 2010 without prior notice being required of either SSCGP and Company, or Executive.

SSCGP and Company will be in the process of reviewing potential employment terms of all SSCGP Officers beyond that date.

If the above terms are acceptable to you, please execute in the space provided below and return to Rob Carlton, Vice President, Human Resources by close of business May 13, 2010. Otherwise, the existing Agreement terminates on August 11, 2010.

SOUTHERN STAR CENTRAL CORP.

[signature]

SOUTHERN STAR CENTRAL GAS PIPELINE, INC

[signature]

ACCEPTED AND AGREED TO:

[signature]

Date: 5/11/10

Exhibit 10.29

Southern Star Central Corp.

Southern Star Central Gas Pipeline, Inc.

4700 Highway 56

Owensboro, KY 42301

May 10, 2010

Robert S. Bahnick

1611 Linden Avenue

Owensboro, KY 42301

Dear Bob:

This letter is being presented for your consideration as respects the current Employment Agreement "Agreement" between Southern Star Central Gas Pipeline, Inc. (SSCGP), a wholly-owned subsidiary of Southern Star Central Corp. (Company) and you, Robert S. Bahnick, named "Executive" dated August 11, 2005, as amended January 1, 2009.

Pursuant to paragraph 4(a) of the original Agreement, dated August 11, 2005, language provides for its expiration concurrent with the fifth anniversary from that date, or August 11, 2010. SSCGP and Company desire to extend said Agreement until December 31, 2010. The Agreement will expire at midnight December 31, 2010 without prior notice being required of either SSCGP and Company, or Executive.

SSCGP and Company will be in the process of reviewing potential employment terms of all SSCGP Officers beyond that date.

If the above terms are acceptable to you, please execute in the space provided below and return to Rob Carlton, Vice President, Human Resources by close of business May 13, 2010. Otherwise, the existing Agreement terminates on August 11, 2010.

SOUTHERN STAR CENTRAL CORP.



SOUTHERN STAR CENTRAL GAS PIPELINE, INC

ACCEPTED AND AGREED TO:



Date: _____ 5/11/10 _____



Exhibit 10.30

Southern Star Central Corp.
Southern Star Central Gas PIpeline, Inc.
4700 Highway 56
Owensboro, KY 42301

May 10, 2010

Robert W. Carlton
3655 Treehaven Bend
Owensboro, KY 42303

Dear Rob:

This letter is being presented for your consideration as respects the current Employment Agreement "Agreement" between Southern Star Central Gas Pipeline, Inc. (SSCGP), a wholly-owned subsidiary of Southern Star Central Corp. (Company) and you, Robert W. Carlton, named "Executive" dated August 11, 2005, as amended January 1, 2009.

Pursuant to paragraph 4(a) of the original Agreement, dated August 11, 2005, language provides for its expiration concurrent with the fifth anniversary from that date, or August 11, 2010. SSCGP and Company desire to extend said Agreement until December 31, 2010. The Agreement will expire at midnight December 31, 2010 without prior notice being required of either SSCGP and Company, or Executive.

SSCGP and Company will be in the process of reviewing potential employment terms of all SSCGP Officers beyond that date.

If the above terms are acceptable to you, please execute in the space provided below and return to Rob Carlton, Vice President, Human Resources by close of business May 13, 2010. Otherwise, the existing Agreement terminates on August 11, 2010.

SOUTHERN STAR CENTRAL CORP.

Susan W. H[illegible]
____
SOUTHERN STAR CENTRAL GAS PIPELINE, INC

[illegible signature]
____

ACCEPTED AND AGREED TO:

Robert W. Carlton
____
Date: MAY 10, 2010

Exhibit 10.31

Southern Star Central Corp.

Southern Star Central Gas Pipeline, Inc.

4700 Highway 56

Owensboro, KY 42301

May 10, 2010

Chris W. Ellison

7 Bluegrass Court

Hesston, KS 67062

Dear Chris:

This letter is being presented for your consideration as respects the current Employment Agreement "Agreement" between Southern Star Central Gas Pipeline, Inc. (SSCGP), a wholly-owned subsidiary of Southern Star Central Corp. (Company) and you, Chris W. Ellison, named "Executive" dated August 11, 2005, as amended January 1, 2009.

Pursuant to paragraph 4(a) of the original Agreement, dated August 11, 2005, language provides for its expiration concurrent with the fifth anniversary from that date, or August 11, 2010. SSCGP and Company desire to extend said Agreement until December 31, 2010. The Agreement will expire at midnight December 31, 2010 without prior notice being required of either SSCGP and Company, or Executive.

SSCGP and Company will be in the process of reviewing potential employment terms of all SSCGP Officers beyond that date.

If the above terms are acceptable to you, please execute in the space provided below and return to Rob Carlton, Vice President, Human Resources by close of business May 13, 2010. Otherwise, the existing Agreement terminates on August 11, 2010.

SOUTHERN STAR CENTRAL CORP.



SOUTHERN STAR CENTRAL GAS PIPELINE, INC

ACCEPTED AND AGREED TO:

Date: 5/13/2010



Exhibit 10.32

Southern Star Central Corp.
Southern Star Central Gas PIpeline, Inc.
4700 Highway 56
Owensboro, KY 42301

May 10, 2010

David L. Finley
4153 W County Rd 200 N
Rockport, IN 47635

Dear David:

This letter is being presented for your consideration as respects the current Employment Agreement "Agreement" between Southern Star Central Gas Pipeline, Inc. (SSCGP), a wholly-owned subsidiary of Southern Star Central Corp. (Company) and you, David L. Finley, named "Executive" dated August 11, 2005, as amended January 1, 2009.

Pursuant to paragraph 4(a) of the original Agreement, dated August 11, 2005, language provides for its expiration concurrent with the fifth anniversary from that date, or August 11, 2010. SSCGP and Company desire to extend said Agreement until December 31, 2010. The Agreement will expire at midnight December 31, 2010 without prior notice being required of either SSCGP and Company, or Executive.

SSCGP and Company will be in the process of reviewing potential employment terms of all SSCGP Officers beyond that date.

If the above terms are acceptable to you, please execute in the space provided below and return to Rob Carlton, Vice President, Human Resources by close of business May 13, 2010. Otherwise, the existing Agreement terminates on August 11, 2010.

SOUTHERN STAR CENTRAL CORP.

[signature]

SOUTHERN STAR CENTRAL GAS PIPELINE, INC

[signature]

ACCEPTED AND AGREED TO:

[signature]

Date: 5-11-10



Exhibit 10.33

Southern Star Central Corp.
Southern Star Central Gas PIpeline, Inc.
4700 Highway 56
Owensboro, KY 42301

May 10, 2010

Beverly H. Griffith
1919 Lexington Avenue
Owensboro, KY 42301

Dear Beverly:

This letter is being presented for your consideration as respects the current Employment Agreement "Agreement" between Southern Star Central Gas Pipeline, Inc. (SSCGP), a wholly-owned subsidiary of Southern Star Central Corp. (Company) and you, Beverly H. Griffith, named "Executive" dated August 11, 2005, as amended January 1, 2009.

Pursuant to paragraph 4(a) of the original Agreement, dated August 11, 2005, language provides for its expiration concurrent with the fifth anniversary from that date, or August 11, 2010. SSCGP and Company desire to extend said Agreement until December 31, 2010. The Agreement will expire at midnight December 31, 2010 without prior notice being required of either SSCGP and Company, or Executive.

SSCGP and Company will be in the process of reviewing potential employment terms of all SSCGP Officers beyond that date.

If the above terms are acceptable to you, please execute in the space provided below and return to Rob Carlton, Vice President, Human Resources by close of business May 13, 2010. Otherwise, the existing Agreement terminates on August 11, 2010.

SOUTHERN STAR CENTRAL CORP.

Susanne W. H[illegible]
SOUTHERN STAR CENTRAL GAS PIPELINE, INC

Robert H. Carlton

ACCEPTED AND AGREED TO:

Beverly H Griffith
Date: 5/11/10



Exhibit 10.34

Southern Star Central Corp.
Southern Star Central Gas PIpeline, Inc.
4700 Highway 56
Owensboro, KY 42301

May 10, 2010

Susanne W. Harris
1621 Linden Avenue
Owensboro, KY 42301

Dear Susie:

This letter is being presented for your consideration as respects the current Employment Agreement "Agreement" between Southern Star Central Gas Pipeline, Inc. (SSCGP), a wholly-owned subsidiary of Southern Star Central Corp. (Company) and you, Susanne W. Harris, named "Executive" dated August 11, 2005, as amended January 1, 2009.

Pursuant to paragraph 4(a) of the original Agreement, dated August 11, 2005, language provides for its expiration concurrent with the fifth anniversary from that date, or August 11, 2010. SSCGP and Company desire to extend said Agreement until December 31, 2010. The Agreement will expire at midnight December 31, 2010 without prior notice being required of either SSCGP and Company, or Executive.

SSCGP and Company will be in the process of reviewing potential employment terms of all SSCGP Officers beyond that date.

If the above terms are acceptable to you, please execute in the space provided below and return to Rob Carlton, Vice President, Human Resources by close of business May 13, 2010. Otherwise, the existing Agreement terminates on August 11, 2010.

SOUTHERN STAR CENTRAL CORP.

[signature]

SOUTHERN STAR CENTRAL GAS PIPELINE, INC

Robert H Carlton

ACCEPTED AND AGREED TO:

Susanne W. Harris

Date: 5/11/10





Exhibit 10.35

Southern Star Central Corp.
Southern Star Central Gas PIpeline, Inc.
4700 Highway 56
Owensboro, KY 42301

May 10, 2010

Daryl R. Johnson
3288 Buckland Square, Apt. B
Owensboro, KY 42301

Dear Daryl:

This letter is being presented for your consideration as respects the current Employment Agreement "Agreement" between Southern Star Central Gas Pipeline, Inc. (SSCGP), a wholly-owned subsidiary of Southern Star Central Corp. (Company) and you, Daryl R. Johnson, named "Executive" dated August 11, 2005, as amended January 1, 2009.

Pursuant to paragraph 4(a) of the original Agreement, dated August 11, 2005, language provides for its expiration concurrent with the fifth anniversary from that date, or August 11, 2010. SSCGP and Company desire to extend said Agreement until December 31, 2010. The Agreement will expire at midnight December 31, 2010 without prior notice being required of either SSCGP and Company, or Executive.

SSCGP and Company will be in the process of reviewing potential employment terms of all SSCGP Officers beyond that date.

If the above terms are acceptable to you, please execute in the space provided below and return to Rob Carlton, Vice President, Human Resources by close of business May 13, 2010. Otherwise, the existing Agreement terminates on August 11, 2010.

SOUTHERN STAR CENTRAL CORP.

[signature]

SOUTHERN STAR CENTRAL GAS PIPELINE, INC

[signature]

ACCEPTED AND AGREED TO:

[signature]

Date: 5/11/10



Exhibit 10.36

Southern Star Central Corp.
Southern Star Central Gas PIpeline, Inc.
4700 Highway 56
Owensboro, KY 42301

May 10, 2010

Richard J. Reischman
P.O. Box 467
Tonganoxie, KS 66086

Dear Rick:

This letter is being presented for your consideration as respects the current Employment Agreement "Agreement" between Southern Star Central Gas Pipeline, Inc. (SSCGP), a wholly-owned subsidiary of Southern Star Central Corp. (Company) and you, Richard J. Reischman, named "Executive" dated August 11, 2005, as amended January 1, 2009.

Pursuant to paragraph 4(a) of the original Agreement, dated August 11, 2005, language provides for its expiration concurrent with the fifth anniversary from that date, or August 11, 2010. SSCGP and Company desire to extend said Agreement until December 31, 2010. The Agreement will expire at midnight December 31, 2010 without prior notice being required of either SSCGP and Company, or Executive.

SSCGP and Company will be in the process of reviewing potential employment terms of all SSCGP Officers beyond that date.

If the above terms are acceptable to you, please execute in the space provided below and return to Rob Carlton, Vice President, Human Resources by close of business May 13, 2010. Otherwise, the existing Agreement terminates on August 11, 2010.

SOUTHERN STAR CENTRAL CORP.

[signature]

SOUTHERN STAR CENTRAL GAS PIPELINE, INC

ACCEPTED AND AGREED TO:

Date: 5-12-2010